AGM Group Holdings Inc.

1 Jinghua South Road

Wangzuo Plaza East Tower, Room 2112

Beijing 100020

People’s Republic of China 325025

November 13, 2017

Via E-Mail

Matthew Derby

Staff Attorney

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	AGM Group Holdings Inc.

Amendment No. 5 to Registration Statement on Form F-1

Filed on October 12, 2017

File No. 333-218020

Dear Mr. Derby:

We are in receipt of your comment letter dated October 17, 2017 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

General

1.	We note that you have deleted language in the prospectus that the listing of the Class A Ordinary Shares on the Nasdaq Capital Market would not be a condition to the offering. However, your underwriting agreement filed as Exhibit 1.1 indicates that approval for listing on the Nasdaq Capital Market continues to be a condition of the offering. Please advise or file an amended underwriting agreement.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have obtained the conditional approval letter to list on the Nasdaq Capital Market by the NASDAQ Stock Market LLC. We have revised our disclosure accordingly throughout the registration statement. In addition, we have filed the executed version of the underwriting agreement as Exhibit 1.1 to this amendment.

We hope this response has addressed all of the Staff's concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi "Jason" Ye, Esq. of Ortoli Rosenstadt LLP at wsr@ortolirosenstadt.com or jye@ortolirosenstadt.com.

AGM Group Holdings Inc.

By:	/s/ Wenjie Tang
Name:	Wenjie Tang
Title:	Chief Executive Officer